Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2024	2023

INCOME
Operating Revenues:
Utility Revenues	$695,843	$975,166
Exploration and Production and Other Revenues	959,885	990,142
Pipeline and Storage and Gathering Revenues	285,962	274,662
	1,941,690	2,239,970

Operating Expenses:
Purchased Gas	154,578	473,386
Operation and Maintenance:
Utility	214,759	203,420
Exploration and Production and Other	140,723	117,869
Pipeline and Storage and Gathering	154,222	148,485
Property, Franchise and Other Taxes	87,336	95,088
Depreciation, Depletion and Amortization	457,778	394,082
Impairment of Exploration and Production Properties	200,696	—
	1,410,092	1,432,330
Gain on Sale of Assets	—	—
Operating Income	531,598	807,640

Other Income (Expense):
Other Income (Deductions)	18,372	7,953
Interest Expense on Long-Term Debt	(118,240)	(113,706)
Other Interest Expense	(18,703)	(18,774)

Income Before Income Taxes	413,027	683,113

Income Tax Expense	94,216	121,781

Net Income Available for Common Stock	$318,811	$561,332

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$3.47	$6.12

Diluted:
Net Income Available for Common Stock	$3.45	$6.08

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,929,056	91,662,587

Used in Diluted Calculation	92,431,668	92,267,750